August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (310) 405-8950

Brett White
President and Chief Executive Officer
CB Richard Ellis Group Inc.
100 North Sepulveda Blvd., Suite 1050
El Segundo, CA 90245

> **Re:** **CB Richard Ellis Group Inc.**
> **Definitive 14A**
> **Filed April 24, 2007**
> **File No. 1-32205**

Dear Mr. White:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee Interlocks and Insider Participation, page 15

1. Provide the disclosure required by Item 407(e)(4)(i)(C) of Regulation S-K, rather than simply cross-referencing to the Related Party Transactions Section. This disclosure is required to accompany the identification of the directors in this section.

Director Independence, page 17

2. Provide the disclosure required by Item 407(a)(3) of Regulation S-K. For each director and nominee for director that is identified as independent, describe, by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that were considered by the board of directors under the applicable independence definitions in determining that the director is independent. The current disclosure simply indicates that the named directors are independent under the standards set forth, but does not address whether any of these transactions, relationships or arrangements were considered in making this determination.

Compensation Discussion and Analysis, page 25

3. When discussing the compensation program objectives, clarify the policies for allocating between long-term and currently paid out compensation and for allocating between cash and non-cash compensation. See Item 402(b)(2)(i) and (ii) of Regulation S-K.

4. You state on page 26 that your "pay practices are highly differentiated based on individual performance, leadership and potential." Please disclose how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

5. We refer you to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, Mr. White received the highest base salary of $650,000, which was approximately $150,000 above that of the next highest base salary paid, and approximately $2 million in non-equity incentive plan compensation, which was over $1 million more than the next highest paid award under the plan. We direct your attention to Item 402(b)(2)(vii) of Regulation S-K.

6. Disclose in greater detail the role of the CEO in the compensation process. See Item 402(b)(2)(xv) of Regulation S-K.

Short-term or annual incentive bonuses, page 27

7. You have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your executive officers to earn their short-term or annual incentive compensation. Please disclose the specific target EBITDA used to determine incentive amounts or provide a supplemental analysis as to why such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, you state that 20% of this compensation is based upon strategic measures, which "includes EBITDA margin plus other qualitative measures." Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. Lastly, we note the statement that your target financial performance, in your opinion, "represents aggressive goal setting." To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. Provide similar disclosure or analysis relating to the financial and strategic measures established for 2007, as referenced on page 31.

Long-term incentives, page 28

8. It is unclear how the company determines the amount (or formula) for the long-term incentive stock options and restricted stock. The disclosure currently indicates that long-term incentives are targeted at the market median for your peer group. Please clarify and explain whether there are specific objective performance-related factors that are used to determine the incentive awards. These awards are being made pursuant to the 2004 Stock Incentive Plan, which is designed to qualify as "performance based compensation."

Changes to our compensation program in 2007

9. You state that you replaced the compensation consultant in December 2006. Name the prior compensation consultant and discuss their role in the compensation process for 2006. See Item 407(e)(3)(iii) of Regulation S-K.

Summary Compensation Table, page 32

10. Mr. Nugent was Executive Vice-President of your subsidiary CB Richard Ellis Inc. as of your annual report for 2005. It appears that it may be appropriate to include Mr. Nugent in the table. We direct your attention to Instruction 2 to Item 402(a)(3) of Regulation S-K regarding the inclusion of an executive officer of a subsidiary. In addition, if Mr. Nugent is no longer Executive Vice-President for your subsidiary, he may fall within the requirements of Item 402(a)(3)(iv). Please tell us what consideration you gave to this matter.

Non-Qualified Deferred Compensation, page 40

11. Clarify the type(s) of compensation permitted to be deferred, and any limitations (by percentage of compensation or otherwise) on the extent to which deferral is permitted. See Item 402(i)(3)(i) of Regulation S-K.

12. Disclose the material terms with respect to payouts, withdrawals and other distributions, as required by Item 402(i)(3)(iii) of Regulation S-K. For example, state whether distributions are made in a lump sum payment or installments. Also, clarify the "limited flexibility" to change distribution elections once made. Lastly, disclose the material terms of the Trammell Crow Company DCP.

Related Party Transactions, page 47

13. Name the stockholders affiliated with Blum Capital Partners that as a group own 14.2% of the outstanding Class A common stock. See Item 404(a)(1) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel